As filed with the Securities and Exchange Commission on August 8, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MannKind Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock
par value $0.01 per share
(Title of Class of Securities)

56400P201
(CUSIP Number of Class of Securities (Underlying Common Stock))

Alfred E. Mann
Chief Executive Officer and Chairman
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355
(661) 775-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Thomson, Esq. Corporate Vice President, General Counsel and Secretary MannKind Corporation 28903 North Avenue Paine Valencia, CA 91355 (661) 775-5300	D. Bradley Peck, Esq. Ethan E. Christensen, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,935,583	$272.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,417,840 shares of common stock of MannKind Corporation having an aggregate value of $6,935,583 as of June 30, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $272.57.	Filing Party: MannKind Corporation

Form or Registration No.: 005-80559	Date Filed: July 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
(AMENDMENT NO. 1)
     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 9, 2008 (the “Schedule TO”) in connection with an offer by MannKind Corporation (the “Company”) to exchange certain stock options to purchase shares of the Company’s common stock, par value $0.01 per share, with exercise prices equal to or greater than $7.00 per share, for a reduced number of restricted stock units to be granted under the Company’s 2004 Equity Incentive Plan, upon the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated July 9, 2008 (the “Offer to Exchange”).
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4 of the Schedule TO is hereby amended and supplemented as follows:
     The Offer to Exchange expired at 5:00 p.m. U.S. Pacific Time on Wednesday, August 6, 2008. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 4,493,509 shares of the Company’s common stock from 322 eligible participants, representing 83% of the shares subject to options that were eligible to be exchanged in the Offer to Exchange as of June 30, 2008. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue restricted stock units covering an aggregate of 2,246,781 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2008

MannKind Corporation
By:	/s/ David Thomson
David Thomson, J.D., Ph.D.
Corporate Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit
Number	Description
99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 9, 2008.

99.(a)(1)(B)*	E-Mail dated July 9, 2008 from Hakan Edstrom to all Employees of MannKind.

99.(a)(1)(C)*	E-Mail dated July 9, 2008 from Stock Administration to Eligible Option Holders.

99.(a)(1)(D)*	Form of E-Mail from Stock Administration re Eligible Option Grant.

99.(a)(1)(E)*	Form of Election Form.

99.(a)(1)(F)*	Form of E-Mail Confirming Receipt of Election Form.

99.(a)(1)(G)*	Form of Notice of Withdrawal Form.

99.(a)(1)(H)*	Form of E-Mail Confirming Receipt of Notice of Withdrawal.

99.(a)(1)(I)*	Form of E-Mail Reminder re: Offer Deadline.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 14, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)	MannKind Corporation 2004 Equity Incentive Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 22, 2008.

99.(d)(2)	Form of Stock Option Agreement under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 31, 2006.

99.(d)(3)	Form of Restricted Stock Unit Agreement (or Phantom Stock Award Agreement) under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on December 14, 2005.

99.(d)(4)	MannKind Corporation 2001 Stock Awards Plan, incorporated by reference to MannKind’s registration statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.

99.(d)(5)*	Form of Stock Option Agreement under the 2001 Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on July 9, 2008, and incorporated herein by reference.